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                                                                     EXHIBIT 2.1


                           LIFE SCIENCES RESEARCH, INC
                                    PMB # 251
                             211 East Lombard Street
                                    Baltimore
                                 Maryland 21202


STRICTLY PRIVATE AND CONFIDENTIAL

SUBJECT TO CONTRACT

27 August 2001

The Directors
C/o Andrew Baker, Executive Chairman
Huntingdon Life Sciences Group plc
Woolley Road
Alconbury, Huntingdon
Cambs. PE28 4HS
England


Dear Sirs:


Life Sciences Research, Inc. ("Offeror") is pleased to outline the following preliminary indication of interest in entering into an agreement with Huntingdon Life Sciences Group plc (the "Company") for the Offeror to make an exchange offer (the "Exchange Offer") to securities holders of the Company. As more fully outlined below, if the Exchange Offer were completed (assuming full acceptance), the existing holders of the Company's ordinary shares ("Ordinary Shares") and American Depositary Shares ("ADSs") would cease to hold those interests and in exchange would hold approximately 84% of the common stock outstanding of the Offeror. The Offeror is a newly formed company, incorporated in Maryland, United States of America.

We believe that the Exchange Offer would benefit the holders of the Ordinary Shares and ADSs by enabling "them to hold their equity interest in the Company through a Maryland corporation and by facilitating the development of a trading market in the United States. Under the corporation laws of Maryland, a list of shareholders is not available to the public. Moreover, only a shareholder who has owned at least five percent of a corporation's outstanding stock for at least six months is entitled to demand production of a stockholder list from the corporation. We believe that this level of confidentiality would be attractive to the Company's existing equity holders and help promote future investment in the Offeror.

Subject to our continued analysis of the Company's condition, assets, operations and prospects and the other terms summarized in this letter, we are interested in pursuing discussions with you on the following principal terms:


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The Offeror
-----------

The Offeror has been formed by a European investor group as a Maryland corporation to make the Exchange Offer. The investor group would contribute $1,500,000 to the share capital of the Offeror in exchange for 1,000,000 shares of common stock ("Common Stock") of the Offeror (constituting 100% of the capital stock of the Offeror outstanding at the time of the Exchange Offer). Such capital contribution, as well as the proceeds of the rights offering discussed below (less the costs incurred by the Offeror in connection with the Exchange Offer and the rights offering) would be loaned to the Company.

At commencement of the Exchange Offer, there would likely be just one director of the Offeror. Following the Exchange Offer, the Board of Directors of the Offeror would consist of nine directors, one of whom would be the initial director, seven of whom would be current directors of the Company and one of whom would be designated by the investor group. The Offeror contemplates that the executive directors of the Company immediately prior to the Exchange Offer would constitute the principal officers of the Offeror following the Exchange Offer.


Agreements
----------

The Exchange Offer would be made with the recommendation of the Company's Board of Directors (or a committee thereof) to the holders of the Ordinary Shares and ADSs. It would be a condition to the Exchange Offer that Corporate Synergy, or another independent financial adviser to the Company, supported this recommendation.

The Company would be required to pay to the Offeror an inducement fee equal to 1% of the market value of the Company in circumstances where the Offeror was prepared to move forward with the Exchange Offer but the Board of Directors had withdrawn from negotiations relating to the Exchange Offer, recommended another offer or recommended against the Exchange Offer, or the Company had taken action (or failed to take action) that made it unlikely that all conditions to the Exchange Offer would be satisfied.

Prior to commencing the Exchange Offer, the Offeror would require that persons holding in the aggregate at least 20% of the Ordinary Shares and ADSs irrevocably agree to accept the Exchange Offer.


Exchange Offer
--------------

The Offeror anticipates that each holder of Ordinary Shares would be offered 1 share of Common Stock for every 50 Ordinary Shares, with cash being paid in lieu of fractional shares. (The exchange ratio and the number of shares to be issued to the investor group may be adjusted proportionally to achieve the minimum market price required for a NASDAQ listing). Holders of ADSs would receive a proportional offer. On this basis, if the Exchange Offer were fully accepted the holders of Ordinary Shares and ADSs would receive approximately 5,800,000 shares of Common Stock. If legally required, the Offeror would simultaneously make an exchange offer for the Company's bonds, utilizing an exchange ratio based on the number of Ordinary Shares into which the bonds are convertible.


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The Exchange Offer would be conditioned on holders of at least 90% of the issued share capital (including holders of ADSs) having accepted the Exchange Offer. If this condition were met, the remaining shares would be acquired pursuant to English corporate law.

The Exchange Offer would be conditioned on events customary for a transaction of this nature, including (a) the Company and its subsidiaries having been operated in the ordinary course of business prior to completion of the Exchange Offer,
(b) the Company not having solicited and interest for the acquisition of all or part of the Company or any of its subsidiaries, (c) there having been no additional shares of capital stock issued (or securities convertible into or exchangeable for capital stock), except pursuant to rights outstanding at the commencement of the Exchange Offer, (d) all regulatory approvals having been received and all applicable waiting periods having expired, (e) all necessary consents having been received, including from financing parties and bondholders of the Company and its subsidiaries, (f) the Company and its subsidiaries having maintained their existing loan facilities and (g) there having been no material adverse change in the condition, assets, operation_ or prospects of the Company and its subsidiaries, taken as a whole, from 31 December 2000 to the completion of the Exchange Offer.

We understand that Corporate Synergy is prepared to approve the Exchange Offer document (including, if required, the rights offering document) for purposes of
Section 57 of the Financial Services Act 1986. The Offeror would not commence the Exchange Offer until this had occurred. In addition, the Offeror would not commence the Exchange Offer until it had completed its legal, business, financial and valuation due diligence of the Company and its subsidiaries and found the results to be satisfactory.


Listing
-------

The Offeror anticipates that, upon completion of the Exchange Offer, the shares of Common Stock would be traded in the over-the-counter ("OTC") or NASDAQ Small Cap market in the United States and would seek a NASDAQ National Market or Amex listing when qualified. If the Exchange Offer were successfully completed, the Company would seek to end its London Stock Exchange listing.


Key Personnel
-------------

Prior to commencing the Exchange Offer, the Offeror would review with the Company the key personnel of the Company and its subsidiaries. The Offeror anticipates that the Exchange Offer could be conditioned on the receipt of satisfactory employment, confidentiality or non- competition agreements with some or all of these key personnel.

The Offeror anticipates that the Offeror would replace the existing stock-based plans of the Company with stock option plans for key employees of the Company and its subsidiaries of a nature customary in the United States for similarly situated companies.


Access and Cooperation
----------------------

By your acceptance of this letter (as evidenced by your signature below), you agree that for a period of 45 days commencing on the date of such acceptance, the Offeror and its representatives will have reasonable access to the Company and its subsidiaries and their respective employees, counsel, accountants and other experts, and full opportunity to


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investigate the business, projects, properties, books, records and liabilities of the Company and its subsidiaries and to discuss the affairs of the Company and its subsidiaries with their respective officers, employees, counsel, accountants and customers, in each case upon reasonable notice and during normal business hours and subject to the execution of a customary confidentiality agreement. During this period Offeror and the Company would seek to negotiate an agreement for Offeror to make the Exchange Offer.


Additional Limitations
----------------------

By your acceptance of this letter (as evidenced by your signature below), you further agree that during the 45-day period mentioned above, the Company will not (a) solicit, initiate, encourage, enter into or conduct any discussions, or enter into any agreement or understanding, with any other person or entity regarding the transfer, directly or indirectly, of any equity interest in, or a substantial part of the assets of, the Company or its subsidiaries or the formation of any joint venture or strategic alliance involving the Company or its subsidiaries or (b) except as required by law or the City Code on Takeovers and Mergers, disclose any information relating to the Company or its subsidiaries or afford access to the properties, books or records of the Company or its subsidiaries to any other person or entity that may be considering acquiring an interest in the Company or its subsidiaries or entering into a joint venture or strategic alliance involving the Company or its subsidiaries. The limitation set forth in this paragraph shall terminate upon the earlier of the Offeror's decision not to pursue the Exchange Offer or the mutual agreement of the Offeror and the Company as to both parties' intention not to pursue any transaction contemplated by this letter.


Publicity
---------

No party to this letter shall make any public announcements about this letter or the possible transaction without the consent of the other party except where such announcement is required by any law, statute, regulation, the London Stock Exchange Plc or any other recognized stock exchange.


Costs
-----

Except for the payment of any inducement fee as described above, the Offeror and the Company shall each bear their respective costs related to the possible transaction, including fees and expenses of their respective lawyers and financial advisers.


Letter of Interest Only
-----------------------

This document is an expression of the interest of the parties only, and nothing herein shall create any legally binding obligation on the part of any party (except as to those matters referred to in this paragraph and in the paragraphs above entitled "Access and Cooperation", "Additional Limitation", "Publicity" and "Costs", which shall be binding). Neither party shall have any obligation to pursue or complete any transaction contemplated by this letter and, consequently, no such obligation shall arise unless and until mutually satisfactory definitive agreements concerning the proposed transactions shall have been entered into by the relevant parties. Accordingly, as a result of this letter, neither the provisions of Rule 2.2(a) of the City Code on Takeovers and Mergers nor any other obligation to make an announcement is applicable.

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The terms of this letter shall be governed by and construed in accordance with the laws of England.

If the foregoing accurately summarizes our understanding with respect to our interest in a possible transaction, please date and execute the duplicate original of this letter that is enclosed and return the same to the undersigned.


Very truly yours,



LIFE SCIENCES RESEARCH, INC.


By: /s/ WALTER STAPFER
   ---------------------------------
     Name:  Walter Stapfer
     Title: President



Agreed to this 28 day
               --
of August, 2001:



HUNTINGDON LIFE SCIENCES GROUP PLC


By:/s/ ANDREW BAKER
   ---------------------------------
     Name:  Andrew Baker
     Title: Executive Chairman